UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File No.: 001-11421

A.

Full title of the plan:

Dollar General Corporation

401(k) Savings and Retirement Plan

B.

Name of issuer of securities held pursuant to the plan and the address of principal executive office:

Dollar General Corporation

100 Mission Ridge

Goodlettsville, Tennessee 37072

Report of Independent Auditors

To the Participants and Plan Administrator of

Dollar General Corporation 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Dollar General Corporation 401(k) Savings and Retirement Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Nashville, Tennessee

June 9, 2003

Dollar General Corporation

401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001

Assets
Investments, at fair value:
Dollar General Corporation common stock	$22,456,612	$28,364,591
Registered investment companies	36,344,226	35,738,412
Participant notes receivable	2,173,613	1,882,882
Real estate limited partnerships	275,348	343,534
Total investments	61,249,799	66,329,419

Receivables:
Employer contributions	5,469,478	5,686,051
Participants’ contributions	421,060	399,100
Total receivables	5,890,538	6,085,151

Cash	56,029	63,837

Net assets available for benefits	$67,196,366	$72,478,407

See accompanying notes to the financial statements.

Dollar General Corporation

401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
Additions to net assets attributed to:
Interest income	$ 160,563

Contributions:
Employer	6,281,094
Participant	5,533,214
Rollover	469,514
Total contributions	12,283,822
Total additions	12,444,385

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	9,636,086
Net depreciation in fair value of investments	7,830,098
Administrative expenses	260,242
Total deductions	17,726,426

Net decrease	(5,282,041)

Net assets available for benefits:
Beginning of year	72,478,407
End of year	$ 67,196,366

See accompanying notes to the financial statements.

Dollar General Corporation

401(k) Savings and Retirement Plan

Notes to Financial Statements

December 31, 2002

1. Description of Plan

The following brief description of the Dollar General Corporation 401(k) Savings and Retirement Plan (the "Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan for all employees of Dollar General Corporation  (the "Employer" or the "Company") who have completed one year of at least 1,000 hours of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

The Plan allows the participants to make contributions of the participants' earnings in the form of deferred compensation to a retirement plan before income taxes are deducted.  The contributions are invested, and income earned is not taxed to the participant until withdrawn from the Plan.

Participants may elect to contribute from 1% to 15% of pre-tax annual eligible compensation as defined in the Plan, subject to certain limitations under applicable federal law. Participants may also make rollover contributions to the Plan.  The Employer has the option of matching up to 50% of the first 6% of eligible compensation contributed by the participants  ("Employer Matching Contribution"). During 2002, the Company made matching contributions to the Plan. The participant contribution and Employer Matching Contribution are invested as directed by the participant.

The Employer also has the option to make contributions to the Plan on behalf of all participants which shall be treated as Qualified Nonelective Employer Contributions ("QNEC") to the extent such contributions may be used to meet the nondiscrimination requirements of the Internal Revenue Code (the "Code").  Effective January 1, 2002, the QNEC is invested as directed by the participant.  Included in Employer contributions receivable are $5,298,971 and $5,686,051 related to the QNEC at December 31, 2002 and 2001, respectively.   Participants must be employed on the last day of the Plan year to receive a QNEC Contribution.

In addition to the Employer Matching Contribution and QNEC contributions described above, the Employer may contribute discretionary amounts from time to time ("Profit Sharing Contribution") as Profit Sharing Contributions. The Profit Sharing Contribution is invested as directed by the participant. Participants must be employed on the last day of the Plan year to receive a Profit Sharing Contribution. There was no Profit Sharing Contribution for the 2002 Plan year.

Participants’ Accounts

Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of the Employer contributions and Plan earnings, and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and the QNEC contribution plus actual earnings thereon.  Vesting in all other Employer contributions and contributions made under the former Dollar General Corporation Retirement Plan, plus actual earnings thereon, is based on years of credited service.  Participants are 40% vested after 4 years of credited service and 100% vested after 5 years of credited service. Participants are 100% vested without regard to credited service in the event of death, disability, or attainment of retirement age.

Participant Loans

Participants in the Plan may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loans are secured by the balance in the participant's account and only one loan may be outstanding at a time. Loans bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator.  Loans must be repaid within 5 years from the date of the loan unless proceeds are used to acquire the principal residence of the participant borrower.  Principal and interest are paid ratably through weekly or semi-monthly payroll deductions.

Payments of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, installments over a period not to exceed life expectancy, or, under certain circumstances, may purchase an annuity.

Forfeited Accounts

Forfeited balances of terminated participants' nonvested accounts are used to reduce future contributions of the Company. In 2002, employer contributions were reduced by $928,320 from forfeited nonvested accounts.  The balance of forfeited nonvested accounts was $571,039 and $1,004,713 at December 31, 2002 and 2001, respectively.

Administrative Expenses

Participants pay for the costs charged for originating loans.  Fees and expenses associated with the administrative and recordkeeping services provided by an external provider are paid by the Plan.  The Employer pays all other expenses.

Change in Trustees

On November 30, 2002, Matrix Capital Bank replaced Capital Bank & Trust as Trustee of the Plan. As of December 2, 2002, all assets were transferred to Matrix Capital Bank.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participant accounts will become fully vested and the assets will be distributed to participants or their beneficiaries.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, which generally equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  The Dollar General Corporation common stock is valued at the last reported sales price on the last business day of the Plan year. Real Estate limited partnership investments are valued at the appraised values as of the last business day of the Plan year. The participant loans receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the dividend payable date.  Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 5, 2002, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

4. Investments

During 2002, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Year ended December 31, 2002

Registered investment companies	$2,643,887
Dollar General Corporation common stock	5,120,093
Real estate limited partnerships	66,118
$7,830,098

Investments which represent 5% or more of the Plan's net assets available for benefits are as follows:

		December 31,
Identity of Party Involved	Description of Assets	2002	2001

Dollar General Corporation	Dollar General Corporation common stock	$22,456,612	$28,364,591
The American Funds Group	The Income Fund of America	14,275,848	13,920,305
The American Funds Group	Washington Mutual Investors Fund	7,037,951	7,231,207
The American Funds Group	The Cash Management Trust of America	4,351,489	4,409,642

5. Transactions with Parties-in-Interest

Capital Bank & Trust, as the Plan's trustee, served as the depository for Plan assets invested in The American Funds Group listing of mutual funds until November 30, 2002 at which point Matrix Capital Bank became the Plan Trustee.  Transactions with these funds qualify as party-in-interest transactions. Furthermore, Dollar General Corporation is the sponsor of the Plan. Transactions in the Dollar General Corporation Stock Fund qualify as party-in-interest transactions.

Transactions with parties-in-interest include purchases and sales of assets through Capital Bank & Trust from January 1 through November 30, 2002 and through Matrix Capital Bank from December 1, 2002 through December 31, 2002.   For the periods indicated, Capital Bank & Trust and Matrix Capital Bank also served as the depositor for the Plan’s assets invested in the mutual funds listed by the American Funds Group.

Additional parties-in-interest transactions include contributions by the Employer and the Plan's investment in Company stock including reinvestment of dividends paid from the Company stock.

6. Commitments and Contingencies

As previously disclosed in the Plan’s Form 11-K for the year ended December 31, 2001 filed with the Securities and Exchange Commission on July 3, 2002 (the “2001 Form 11-K”), the Company restated its audited financial statements for fiscal years 1999 and 1998, and certain unaudited financial information for fiscal year 2000 (the “Restatement”) by means of its Form 10-K for the fiscal year ended February 2, 2001, which was filed on January 14, 2002. Also as described more fully in the 2001 Form 11-K, the Company settled the consolidated Restatement-related class action lawsuit filed in the United States District Court for the Middle District of Tennessee on behalf of a class of persons who purchased or otherwise made an investment decision regarding the Company’s securities and related derivative securities between March 5, 1997 and January 14, 2002. The $162 million settlement was approved by the court on May 24, 2002 and was paid by the Company in the first half of its fiscal year ended January 31, 2003.

As a member of the plaintiff class, the Plan expects that this agreement will result in a net payment to the Plan after attorneys' fees, of approximately $1.4 million, which has not been accrued in the Plan's financial statements.

7.  Subsequent Event

The Plan was restated effective January 1, 2003. Effective January 1, 2003, the following changes were made to the Plan:

-

Participants may begin deferring 401(k) pre-tax deferrals as soon as practicable after they are employed.

-

Participants may defer up to 25% of their eligible compensation on a pre-tax basis.

-

The Plan’s minimum age requirement to receive matching contributions has been eliminated.

-

The company match contribution was changed to match 100% of pre-tax deferrals up to 5%.

-

The Company will no longer make QNEC contributions to the Plan.

-

Employer contributions will be 100% vested effective January 1, 2003 for all employees who continue to work for the Company on or after January 1, 2003.

-

Installment distributions as an optional form of benefit have been eliminated.

Dollar General Corporation

401(k) Savings and Retirement Plan

EIN: 61-0202302 Plan: 002

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Dollar General Corporation	Dollar General Corporation common stock	$22,456,612
*	The American Funds Group	The Income Fund of America	14,275,848
*	The American Funds Group	Washington Mutual Investors Fund	7,037,951
*	The American Funds Group	The Cash Management Trust of America	4,351,489
*	The American Funds Group	The Bond Fund of America	3,225,671
*	The American Funds Group	New Perspective Fund	3,061,209
*	The American Funds Group	SMALLCAP World Fund	2,189,666
*	The American Funds Group	The Growth Fund of America	1,644,312
*	The American Funds Group	The New Economy Fund	558,080
*	Participant notes receivable	Interest rate ranging from 5% to 9.5% and maturity dates ranging from 2003 to 2031	2,173,613
	Real estate limited partnerships:
	Interchange City Associates, Ltd.	15.5 units	172,826
	North Creek Associates	400 units	92,800
	Realty FD 85-1	200 units	9,722
			$61,249,799

* Party-in-interest

NOTE: Column (d) has not been presented as this information is not applicable.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Dollar General Corporation 401(k) Savings and Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 27, 2003	DOLLAR GENERAL CORPORATION

		By:	/s/ Melissa J. Buffington
Name: Melissa J. Buffington
Title: Senior Vice President, Human Resources and Strategic Planning

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Auditors

99	Certifications pursuant to 18 U.S.C. Section 1350